Filed Pursuant to Rule 433

Registration No. 333-205558,

333-205558-01 and 333-205558-02

NextEra Energy, Inc.

Pricing Term Sheet

September 11, 2015

Issuer:	NextEra Energy, Inc.

Common Stock Ticker:	NYSE “NEE”

Designation:	Equity Units (initially consisting of Corporate Units). Each Corporate Unit will consist of (1) a stock purchase contract issued by NextEra Energy, Inc. (“NEE”) and (2) initially a 5% undivided beneficial ownership interest in a Series H Debenture due September 1, 2020 (“NEE Capital Debenture”) issued by NextEra Energy Capital Holdings, Inc. (“NEE Capital”).

Registration Format:	SEC Registered

Number of Equity Units Offered:	14,000,000

Aggregate Offering Amount:	$700,000,000

Stated Amount per Equity Unit:	$50

Price to Public	$49.50 per Corporate Unit

Underwriting Discount:	$0.00 per Corporate Unit

Proceeds to NEE Capital:	$693,000,000, after deducting the underwriting discount

NEE Capital Debenture Interest Rate:	2.36%

Contract Adjustment Payment Rate:	4.011% per year of the Stated Amount per Equity Unit, subject to NEE’s right to defer contract adjustment payments (as described in the preliminary prospectus supplement dated September 10, 2015)

Deferred Contract Adjustment Payments:	Deferred contract adjustment payments would accrue additional contract adjustment payments at the rate of 6.371% per year until paid, compounded quarterly

Payment Dates on Corporate Units:	March 1, June 1, September 1, and December 1, beginning December 1, 2015, subject to NEE’s right to defer contract adjustment payments (as described in the preliminary prospectus supplement dated September 10, 2015)

Total Corporate Unit Cash Distribution Rate:	6.371% of the Stated Amount per Equity Unit

Reference Price:	$95.35 (the last reported sale price of NEE’s common stock on the New York Stock Exchange on September 10, 2015)

Threshold Appreciation Price:	$114.42 (represents appreciation of 20% over the reference price)

Minimum Settlement Rate:	0.4370 shares of NEE’s common stock (subject to adjustment), equal to $50 divided by the threshold appreciation price

Maximum Settlement Rate:	0.5244 shares of NEE’s common stock (subject to adjustment), equal to $50 divided by the reference price

Trade Date:	September 11, 2015

Offering Settlement Date:	September 16, 2015

Purchase Contract Settlement Date:	September 1, 2018

NEE Capital Debenture Maturity Date:	September 1, 2020

Treasury Units:	In order to create a Treasury Unit, a zero-coupon U.S. Treasury security (CUSIP No. 912834KQ0) maturing on August 31, 2018 would need to be substituted for the related NEE Capital Debenture.

Creating Treasury Units:	If the applicable ownership interests in the Treasury portfolio (as described in the preliminary prospectus supplement dated September 10, 2015) have replaced the applicable ownership interests in the NEE Capital Debentures as a component of the Corporate Units as a result of a successful remarketing, a special event redemption or a mandatory redemption (each as described in the preliminary prospectus supplement dated September 10, 2015), holders of Corporate Units may substitute Treasury securities for the applicable ownership interests in the Treasury portfolio only in integral multiples of 8,000 Corporate Units (or such other number of Corporate Units as may be determined by the remarketing agents in connection with a successful remarketing of the NEE Capital Debentures if the reset effective date (as described in the preliminary prospectus supplement dated September 10, 2015) is not a regular quarterly interest payment date).

Recreating Corporate Units:	If the applicable ownership interests in the Treasury portfolio have replaced the applicable ownership interests in the NEE Capital Debentures as a component of the Corporate Units as a result of a successful remarketing, a special event redemption or a mandatory redemption, holders of Treasury Units may substitute applicable ownership interests in the Treasury portfolio for Treasury securities only in integral multiples of 8,000 Treasury Units (or such other number of Treasury Units as may be determined by the remarketing agents in connection with a successful remarketing of the NEE Capital Debentures if the reset effective date is not a regular quarterly interest payment date).

Early Settlement:	If the applicable ownership interests in the Treasury portfolio have replaced the applicable ownership interests in the NEE Capital Debentures as a component of the Corporate Units, holders of Corporate Units may settle early on or prior to the second business day immediately preceding the purchase contract settlement date only in integral multiples of 8,000 Corporate Units (or such other number of Corporate Units as may be determined by the remarketing agents in connection with a successful remarketing of the NEE Capital Debentures if the reset effective date is not a regular quarterly interest payment date).

Fundamental Change Early Settlement:	The following table sets forth the stock price, effective date and amount of make-whole shares issuable upon a fundamental change early settlement right (as described in the preliminary prospectus supplement dated September 10, 2015):

	Effective Date
Stock Price	September 16, 2015	September 1, 2016	September 1, 2017	September 1, 2018
$20.00	0.2056	0.1430	0.0727	0.0000
$50.00	0.0938	0.0657	0.0336	0.0000
$75.00	0.0424	0.0286	0.0157	0.0000
$90.00	0.0098	0.0000	0.0000	0.0000
$95.35	0.0000	0.0000	0.0000	0.0000
$102.50	0.0250	0.0149	0.0048	0.0000
$107.50	0.0388	0.0286	0.0172	0.0000
$114.42	0.0605	0.0492	0.0352	0.0000
$120.00	0.0372	0.0293	0.0191	0.0000
$130.00	0.0291	0.0217	0.0121	0.0000
$150.00	0.0379	0.0262	0.0124	0.0000
$175.00	0.0224	0.0151	0.0073	0.0000
$200.00	0.0173	0.0118	0.0059	0.0000
$250.00	0.0115	0.0080	0.0041	0.0000

The exact stock price and effective date applicable to a fundamental change may not be set forth on the table, in which case:

•	if the stock price is between two stock price amounts on the table or the effective date is between two dates on the table, the amount of make-whole shares will be determined by straight line interpolation between the make-whole share amounts set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;
•	if the stock price is in excess of $250 per share (subject to adjustment), then the amount of the make-whole shares will be zero; and
•	if the stock price is less than $20 per share (subject to adjustment) (the “minimum stock price”), then the amount of make-whole shares will be determined as if the stock price equaled the minimum stock price, using straight line interpolation, as described above, if the effective date is between two dates on the table.

Allocation of the Purchase Price:	At the time of issuance, the fair market value of the applicable ownership interest in the NEE Capital

Debentures will be reported as $49.50 and the fair market value of each purchase contract will be reported as $0.

Use of Proceeds:	NEE Capital will add the net proceeds from the sale of the NEE Capital debentures, which are expected to be approximately $671 million (after deducting the underwriting discount and other offering expenses, including a fee of $21 million that will be paid to certain financial institutions, including the underwriters of this offering, in connection with the NET Midstream acquisition), to its general funds. NEE Capital expects to use its general funds to fund investments in energy and power projects, including renewable power projects, and investments in NextEra Energy Operating Partners, L.P.

CUSIP for the Corporate Units:	65339F 846

ISIN for the Corporate Units:	US65339F8462

CUSIP for the Treasury Units:	65339F 838

ISIN for the Treasury Units:	US65339F8389

CUSIP for the NEE Capital Debentures:	65339K AQ3

ISIN for the NEE Capital Debentures:	US65339KAQ31

Underwriters:	Barclays Capital Inc.
Mizuho Securities USA Inc.
Wells Fargo Securities, LLC

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 888-603-5847, Mizuho Securities USA Inc. toll free at 866-271-7403 or Wells Fargo Securities, LLC toll free at 800-326-5897.